PURCHASE AGREEMENT

THIS PURCHASE AGREEMENT (this "Agreement") is entered into as of January 31, 2025, by and among Oaktree Specialty Lending Corporation, a Delaware corporation (the "Fund"), and Oaktree Capital I, L.P., a Delaware limited partnership (the "Purchaser").

WHEREAS, subject to the terms and conditions set forth in this Agreement, the Fund desires to issue, and the Purchaser desires to purchase, shares of the Fund's common stock, par value $0.01 per share (the "Shares"), upon the terms and conditions as more particularly provided herein; and

NOW, THEREFORE, in consideration of the foregoing and of the mutual agreements hereinafter contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound, the Fund and the Purchaser hereby agree as follows:

ARTICLE I
PURCHASE AND SALE; CLOSING

1.1   Purchase and Sale of the Shares. At the Closing (as defined in Section 1.2), the Fund shall sell to Purchaser, and the Purchaser shall buy from the Fund, upon the terms and conditions hereinafter set forth, 5,672,149 Shares at the purchase price of $17.63 per Share.

1.2   The Closing. The completion of the purchase and sale of the Shares (the "Closing") shall occur at 10:00 a.m. (Eastern time) on February 3, 2025 (the "Closing Date") at the offices of the Fund, or at such other time, date and location as the parties shall mutually agree. At the Closing, (a) the purchase price for the Shares being purchased by the Purchaser (the "Purchase Price") shall be delivered by or on behalf of the Purchaser to the Fund as more particularly provided in Section 1.3 and (b) the Fund shall cause Equiniti Trust Company, LLC, the Fund's transfer agent (the "Transfer Agent"), to deliver to the Purchaser the Shares.

1.3   Delivery of the Purchase Price. At the Closing, the Purchaser shall remit by wire transfer the amount of funds equal to the Purchase Price with respect to the Shares being purchased by it to the account designated by the Fund.

1.4   Delivery of the Shares. On the Closing Date, the Transfer Agent shall update the share register for the Shares to reflect the names and addresses of the Purchaser and the number of Shares held by the Purchaser.

1.5   Conditions to the Fund's Obligations. The Fund's obligation to sell and issue the Shares to the Purchaser will be subject to the receipt by the Fund of the Purchase Price from the Purchaser as set forth in Section 1.3 and the accuracy of the representations and warranties made by the Purchaser and the fulfillment of those undertakings of the Purchaser to be fulfilled prior to the Closing Date.

ARTICLE II
REPRESENTATIONS AND WARRANTIES

2.1   Purchaser Representations and Warranties. In connection with the purchase and sale of the Shares, the Purchaser represents and warrants to the Fund that:

(a)   The Purchaser understands that the Shares are "restricted securities" and have not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any applicable state securities laws and the Purchaser is acquiring the Shares as principal for its own account and not with a view to or for the purpose of distributing or reselling such Shares in violation of the Securities Act or any applicable state securities law, has no present intention of distributing any of such Shares in violation of the Securities Act or any applicable state securities law and has no direct or indirect arrangement or understandings with any other persons to distribute or regarding the distribution of such Shares in violation of the Securities Act or any applicable state securities law.

(b)   The Purchaser represents that it (a) is an "accredited investor" as defined in Rule 501(a) of Regulation D promulgated under the Securities Act, (b) either alone or together with its representatives has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of this investment and make an informed decision to so invest, and has so evaluated the risks and merits of such investment and made such informed decision to so invest, (c) has the ability to bear the economic risks of this investment and can afford a complete loss of such investment, (d) understands the terms of and risks associated with the purchase of the Shares, including a lack of liquidity, pricing availability and risks associated with the industry in which the Fund operates, (e) has had the opportunity to review the Disclosure Documents (as defined below) and such other disclosure regarding the Fund, its business and its financial condition as the Purchaser has determined to be necessary or relevant in connection with the purchase of the Shares, and has carefully reviewed such disclosure and (f) has had a full opportunity to ask such questions and make such inquiries concerning the Fund, its business and its financial condition as the Purchaser has deemed appropriate in connection with such purchase and to receive satisfactory answers to such questions and inquiries.

(c)   The Purchaser (or its agent, on its behalf) has full right, power, authority and capacity to enter into this Agreement and to consummate the transactions contemplated hereby and has taken all necessary action to authorize the execution, delivery and performance of this Agreement.

(d)   The Purchaser understands that nothing in this Agreement or any other materials presented to Purchaser in connection with the purchase and sale of the Shares constitutes legal, tax or investment advice. The Purchaser has consulted such legal, tax and investment advisors as it, in its sole discretion, has deemed necessary or appropriate in connection with its purchase of Shares.

(e)   The Purchaser is not (i) currently subject to any sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department ("OFAC"), the European Union, the United Kingdom, or the United Nations or any other relevant sanctions authority or (ii) located, organized or resident in a country or territory that is subject to sanctions by OFAC or any other relevant sanctions authority; and the Purchaser will knowingly use funds from any payment made pursuant to the terms of the Shares, or lend, contribute or otherwise make available such funds to any subsidiary, joint venture partner or other person or entity, for the purpose of financing the activities of any person currently subject to any U.S. sanctions administered by OFAC or any other relevant sanctions authority.

2.2   Fund Representations and Warranties. In connection with the purchase and sale of the Shares, the Fund represents and warrants to the Purchaser that:

(a)   The Fund (i) has been incorporated and has legal existence as a corporation and is in good standing under the laws of the State of Delaware; (ii) has full power and authority to own, lease and operate its properties and assets, and conduct its business as currently conducted; (iii) is duly licensed and qualified to transact business and is in good standing in each jurisdiction where it owns or leases property or in which the conduct of its business or other activity requires such qualification, except where the failure to so qualify or to be in good standing would not have a material adverse effect on the Fund.

(b)   The Fund has full power and authority to enter into this Agreement and to perform all of the terms and provisions hereof to be carried out by it. This Agreement has been duly and validly authorized, executed and delivered by or on behalf of the Fund.

(c)   The Shares to be issued and delivered to and paid for by the Purchaser in accordance with this Agreement have been duly authorized and when issued and delivered to the Purchaser against payment therefor as provided by this Agreement will have been validly issued and will be fully paid and nonassessable.

(d)   The Fund's Annual Report on Form 10-K for the fiscal year ended September 30, 2024 (the "Disclosure Document") does not contain any untrue statement of a material fact, except to the extent updated or corrected in a subsequent filing by the Fund with the SEC. The Disclosure Document fairly describes, in all material respects, the general nature of the business and principal properties of the Company and its subsidiaries. Except as disclosed in the Disclosure Document, since September 30, 2024, there has been no material adverse change in the condition (financial or otherwise), business prospects, management, net assets or results of operations of the Fund, whether or not arising in the ordinary course of business (other than changes resulting from changes in securities markets generally).

(e)   *Private Placement of Shares.*

(i)   Neither the Fund nor any of its affiliates (as defined in Rule 501(b) of Regulation D under the Securities Act ("Regulation D")) has, directly or through any agent, sold, offered for sale, solicited offers to buy or otherwise negotiated in respect of, any security (as defined in the Securities Act) that is or will be integrated with the sale of the Shares in a manner that would require registration of the Shares under the Securities Act.

(ii)   None of the Fund or any of its affiliates (as defined in Rule 501(b) of Regulation D) or any other person acting on its or their behalf has solicited offers for, or offered or sold, the Shares by means of any form of general solicitation or general advertising within the meaning of Rule 502(c) of Regulation D or in any manner involving a public offering within the meaning of Section 4(a)(2) of the Securities Act.

(iii) Neither the Fund nor anyone acting on its behalf has taken, or will take, any action that would subject the issuance or sale of the Shares to the registration requirements of Section 5 of the Securities Act or to the registration requirements of any securities or blue sky laws of any applicable jurisdiction. Assuming the accuracy of the representations and warranties of the Purchaser contained herein, it is not necessary, in connection with the issuance and sale of the Shares to the Purchaser to register the Shares under the Securities Act.

ARTICLE III
OTHER AGREEMENTS OF THE PARTIES

3.1   <u>Restrictions on Transfer</u>. The Purchaser shall not transfer the Shares for a period of one year from the date hereof and thereafter shall transfer the Shares only in accordance with the registration requirements of the Securities Act or pursuant to an exemption therefrom.

3.2   <u>Tax Information</u>. Upon request, the Purchaser shall deliver to the Fund a properly completed and executed IRS Form W-9 and shall update or replace such form from time to time upon any subsequent obsolescence, inaccuracy, or other invalidity thereof.

ARTICLE IV
GENERAL PROVISIONS

4.1   <u>Survival of Representations, Warranties and Agreements</u>. Notwithstanding any investigation made by any party to this Agreement, all covenants, agreements, representations and warranties made by the Fund and the Purchaser hereby will survive the execution of this Agreement, the delivery to the Purchaser of the Shares and the payment by the Purchaser of the Purchase Price therefor for a period of one year.

4.2   <u>Entire Agreement</u>. This Agreement represents the entire agreement among the parties with respect to the transactions contemplated herein and supersedes all prior agreements, written or oral, with respect thereto.

4.3   <u>Amendment and Waiver</u>. The provisions of this Agreement may be amended only with the prior written consent of the Fund and the Purchaser. The failure of any party to insist upon strict adherence to any one or more of the covenants and restrictions in this Agreement, on one or more occasion, shall not be construed as a waiver, nor deprive such party of the right to require strict compliance thereafter with the same. All waivers must be in writing and signed by the waiving party.

4.4   <u>Expenses</u>. The Fund will pay all expenses, including attorneys' fees, in connection with the negotiation of this Agreement, the performance of its obligations hereunder, and the consummation of the transactions contemplated by this Agreement, including the reasonable, documented out-of-pocket fees, costs and expenses of the Purchaser.

4.5   Successors and Assigns. This Agreement and all of the provisions hereof will be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns; provided, however, that neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by any party without the prior written consent of each other party, except that the Shares may be transferred by each Purchaser without the consent of the Fund.

4.6   Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York.

4.7   Counterparts. This Agreement may be executed in counterparts, each of which shall be an original and all of which shall constitute a single agreement. Delivery of an executed signature page of this Agreement by facsimile or other electronic transmission shall be effective as delivery of a manually executed counterpart hereof.

4.8   Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any person or entity or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other persons, entities or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

4.9   Construction. Each covenant contained herein shall be construed (absent express provision to the contrary) as being independent of each other covenant contained herein, so that compliance with any one covenant shall not (absent such an express contrary provision) be deemed to excuse compliance with any other covenant. Where any provision herein refers to action to be taken by any person, or which such person is prohibited from taking, such provision shall be applicable whether such action is taken directly or indirectly by such person, whether or not expressly specified in such provision. The construction of this Agreement shall not be affected by which party drafted this Agreement.

4.10   Headings. The headings of the sections and subsections hereof are provided for convenience only and shall not in any way affect the meaning or construction of any provision of this Agreement.

4.11   Further Assurances. In connection with this Agreement and the transactions contemplated herein, the parties to this Agreement shall execute and deliver any additional documents and instruments and perform any additional acts that may be necessary or appropriate to effectuate and perform the provisions of this Agreement and such transactions.

[*signature page follows*]

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IN WITNESS WHEREOF, the parties hereto have executed this Purchase Agreement on the date first written above.

OAKTREE SPECIALTY LENDING CORPORATION

By: /s/ Mathew Pendo
Name: Mathew Pendo
Title: President

OAKTREE CAPITAL I, L.P.

By: /s/ Armen Panossian
Name: Armen Panossian
Title: Co-Chief Executive Officer

By: /s/ Peter Boos
Name: Peter Boos
Title: Vice President